June 17, 2009

Lynn Dicker
Reviewing Accountant
United States Securities and Exchange Commission
Mail Stop 3030
Washington, D.C. 20549

Re:	SmarTire Systems Inc.
Form 10-KSB/A for fiscal year ended July 31, 2008
Filed March 3, 2009
Forms 10-Q for the quarterly periods ended October 31, 2008 and January 31, 2009
File No. 0-24209

Dear Ms. Dicker:

This letter has been prepared in response to your request for SmarTire Systems Inc. (the “Company”) to respond to the staff’s comments in a letter dated June 8, 2009 with respect to the Form 10-KSB/A for fiscal year ended July 31, 2008 filed by the Company on March 3, 2009 and the Forms 10-Q for the quarterly periods ended October 31, 2008 and January 31, 2009 filed by the Company on May 28, 2009 and May 29, 2009, respectively.

Forms 10-Q for the quarterly periods ended October 31, 2008 and January 31, 2009

Exhibit 31.1

Comment 1:
We note that the certifications filed as Exhibits 31.1 do not include all of the language required by Item 601(b)(31) of Regulation S-K.  Please file an amendment to each of your October 31, 2008 and January 31, 2009 Forms 10-Q with the certification of your current principal executive and principal financial officer in the form currently set forth in Item 601(b)(31) of Regulation S-K.  In this regard, please specifically address the following:

•
Revise to include the language regarding internal control over financial reporting in paragraph 4(b) of Item 601(b)(31) of Regulation S-K.  Please note the guidance in SEC Release 33-8618, which states that the omitted language in paragraph 4(b) must be provided in the first annual report required to contain management’s internal control report and in all periodic reports filed thereafter.

•	Revise to replace all references to the “small business issuer” with a reference to the “registrant.”

Response:	We have revised the certification accordingly and filed abbreviated amendments to each of our Forms 10-Q for the quarterly periods ended October 31, 2008 and January 31, 2009.

Very truly yours,

/s/ David A. Dodge

David A. Dodge
Interim Chief Financial Officer